UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

MOLDFLOW CORPORATION

(Name of subject company (Issuer))

SWITCH ACQUISITION CORPORATION

a wholly owned subsidiary of

AUTODESK, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share	608507109
(Title of classes of securities)	(CUSIP number of common stock)

Pascal W. Di Fronzo, Esq.

Senior Vice President, General Counsel and Secretary

Autodesk, Inc.

111 McInnis Parkway

San Rafael, California 94903

(415) 507-5000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Michael S. Ringler, Esq.

Jason P. Sebring, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market Street

Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

CALCULATION OF REGISTRATION FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$290,737,986.00	$11,426.00

(1)	Estimated for purpose of calculating the filing fee only. The transaction valuation was determined by multiplying the purchase price of $22.00 per share by the sum of (i) the 12,104,522 shares of common stock, par value $0.01 per share, of Moldflow Corporation (the “Shares”), issued and outstanding as of April 30, 2008; and (ii) the 1,110,841 Shares that are issuable under outstanding Moldflow stock options as of April 30, 2008 with an exercise price of less than $22.00 per Share
(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$11,426	Filing Party:	Switch Acquisition Corporation and Autodesk Inc.

Form of Registration No.:	Schedule TO	Date Filed:	May 15, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 15, 2008 (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) by (i) Switch Acquisition Corporation, a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Autodesk, Inc., a Delaware corporation (“Autodesk”) and (ii) Autodesk. The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Moldflow Corporation, a Delaware corporation (“Moldflow”), at a purchase price of $22.00 per Share net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 2008 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase (as amended hereby), including Annex I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

This amendment is being filed to include excerpts relating to the Offer and the transactions contemplated by the Offer to Purchase from the transcript of Autodesk’s teleconference held on May 15, 2008 reporting Autodesk’s earnings for the first fiscal quarter of 2009 and to correct a typographical error in Section 11 of the Offer to Purchase.

Amendment to Offer to Purchase

Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in Section 11 of the Offer to Purchase are hereby amended and restated and Section 11 of the Offer to Purchase is hereby amended by amending and restating the eleventh paragraph of such section as follows:

“On January 25, 2008, a financial advisor to one of the 21 companies that had participated in Moldflow’s sale process (“Company D”) met with Mr. Lepofsky. During this discussion, Company D’s financial advisor indicated that Company D was considering re-engaging in discussions with Moldflow regarding a potential strategic transaction.”

Amendment to Item 12 of Schedule TO

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(ii) Excerpts from the transcript of Autodesk’s teleconference held on May 15, 2008 reporting Autodesk’s earnings for the first fiscal quarter of 2009.”

In addition, the Exhibit formerly included as Exhibit (a)(5) shall now be deemed to be included as Exhibit (a)(5)(i).

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SWITCH ACQUISITION CORPORATION

By:	/s/ Robert Kross

Name:	Robert Kross
Title:	President, Chief Executive Officer and Secretary

AUTODESK, INC.

By:	/s/ Pascal W. Di Fronzo

Name:	Pascal W. Di Fronzo
Title:	Senior Vice President, General Counsel and Secretary

Dated: May 16, 2008

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated May 15, 2008.*†

(a)(1)(ii)	Form of Letter of Transmittal.*†

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*†

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*†

(a)(1)(vii)	Instructions for the Requestor of Forms W-8BEN, W-8ECI, W-8EXP, and W-8IMY*†

(a)(1)(viii)	Form of Summary Advertisement as published on May 15, 2008 in The New York Times.†

(a)(5)(i)	Press Release issued by Autodesk on May 1, 2008. (1)

(a)(5)(ii)	Excerpts from the transcript of Autodesk’s teleconference held on May 15, 2008 reporting Autodesk’s earnings for the first fiscal quarter of 2009.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of May 1, 2008, by and among Autodesk, the Purchaser and Moldflow. (2)

(d)(2)	Form of Tender and Voting Agreement (3)

(d)(3)	Confidentiality Agreement, dated as of January 1, 2008, by and between Autodesk and Moldflow.†

(d)(4)	Exclusivity Agreement, dated as of March 28, 2008, by and between Autodesk and Moldflow.†

(g)	None.

(h)	None.

*	Included in mailing to stockholders.
†	Previously filed.
(1)	Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Autodesk, Inc. on May 1, 2008.
(2)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Autodesk, Inc. on May 1, 2008.
(3)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Autodesk, Inc. on May 1, 2008.